ESCADA

RECEIVED

2008 JUL -7 A 7:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA



Aschheim/Munich, June 27, 2008

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

Dear Sirs,

SUPPL

Please find enclosed the following paper filings:

⇒ Press Release: ESCADA and De Rigo prolong their successful cooperation ahead of plan
⇒ Ad-hoc release: ESCADA lowers targets for fiscal year 2007/2008, primarily because of poor performance of PRIMERA
⇒ Ad-hoc and press release: ESCADA AG announces major financial and personnel decisions
⇒ Press Release ESCADA publishes results for first six months of fiscal year 2007/2008
⇒ Interim Report: The first six months of fiscal year 2007/2008

Yours faithfully,

ESCADA AG



Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
JUL 0 8 2008
THOMSON REUTERS



ESCADA AG MARGARETHA-LEY-RING 1 · 85609 ASCHHEIM/MUNICH GERMANY · PHONE +49 (0)89-99 44-0 · FAX +49 (0)89-99 44-11 11
COMPANY OFFICES MUNICH · COMPANIES REGISTER MUNICH HRB 74942 · VAT ID NUMBER DE 129273099 · CHAIRMAN OF THE SUPERVISORY BOARD: CLAUS MINGERS · BOARD OF DIRECTORS: JEAN-MARC LOUBIER (CEO), BEATE RAPP, MARKUS SCHÜRHOLZ

BANKACCOUNTS: DEUTSCHE BANK AG, MUNICH/IBAN DE90700700100167522200, SWIFT (BIC) DEUTDEMMXXX, SORT CODE 700 700 10, A/C. NO. 1675222
DRESDNER BANK AG, MUNICH/IBAN DE58 7008 0000 0300 3437 00, SWIFT (BIC) DRESDEFF700, SORT CODE 700 800 00, A/C. NO. 300 343 700
DZ BANK FRANKFURT A M./IBAN DE19 5006 0400 0000 0607 08, SWIFT (BIC) GENODEFFXXX, SORT CODE 500 604 00, A/C. NO. 060 708
HYPOVEREINSBANK AG, MUNICH/IBAN DE66 7002 0270 0002 7277 57, SWIFT (BIC) HYVEDEMMXXX, SORT CODE 700 202 70, A/C. NO. 2 727 757
LRP MAINZ/IBAN DE62 5505 000 0110 1436 25, SWIFT (BIC) MALADE55550, SORT CODE 550 500 00, A/C. NO. 110 143 625, WWW.ESCADA.COM

ESCADA

PRESS RELEASE

ESCADA and De Rigo prolong their successful cooperation ahead of plan

Munich, May 9, 2008 - ESCADA has extended the successful cooperation with the Italian De Rigo Group ahead of schedule. The original contract concluded in 2004 between the two Groups has now been prolonged. It includes the license for the worldwide distribution of the ESCADA eyewear collection until the year 2013.

Jean-Marc Loubier, CEO of ESCADA AG: "We are very satisfied the way the cooperation with the De Rigo has developed since it was started four years ago. A convincing eyewear collection is indispensable for a strong fashion brand as ESCADA. We are convinced that with our partner De Rigo we will expand the eyewear business over the coming years."

"With this licence agreement," says Michele Aracri, General Manager of De Rigo, "we aim to consolidate what we already regard as a highly satisfactory level of revenue."

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA

Ad-hoc announcement according to § 15 WpHG (German Securities Act)

Profit warning

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
DE 000A0PNVB3
XS 0215685115

ESCADA lowers targets for fiscal year 2007/2008, primarily because of poor performance of PRIMERA

Munich, June 20, 2008 – The market environment of the ESCADA Group has worsened once more over the last few weeks, in particular in the business-sensitive fast fashion segment of the PRIMERA brands (apriori, BiBA, cavita, Laurèl). The retail chain BiBA registered a disproportionately strong sales decline in the second quarter of 2007/2008 (February to April) and in May. BiBA has already introduced targeted counter-measures to bring its performance back on track. At the core brand ESCADA the full price sell-through for the past collections Cruise and Spring/Summer 2007 was behind the comparative figures of previous year, whereas, as part of the restructuring program, the new collections hitting the stores in May and June are showing a recovery in sales.

Given the background of these developments ESCADA is adjusting its sales and earnings expectations for fiscal year 2007/2008 (reporting date: October 31): instead of the originally earmarked 51 million Euros for earnings before interests, taxes, depreciation and amortization (EBITDA) the Board of Management expects EBITDA to close out at around 37 million Euros. From today's perspective the Group result after taxes is set to be negative. Consolidated sales for 2007/2008 are expected to decline by a low double-digit percentage point.

Contact:
Viona Brandt
Investor Relations
Phone: +49 – 89 – 99 44 13 36
Viona.brandt@de.escada.com

ESCADA

Ad-hoc announcement according to § 15 WpHG (German Securities Act)

Changes to the Board of Management/Capital Increase

ESCADA AG	**DE 0005692107**
Margaretha-Ley-Ring 1	**DE 0005568174**
85609 Munich, Germany	**DE 000A0PNVB3**
	XS 0215685115

ESCADA AG announces major financial and personnel decisions

Munich, June 24, 2008 – The Board of Management and Supervisory Board of ESCADA AG announced several major financial and personnel decisions today. The manufacturer of luxury women's fashions has agreed that the Hamburg-based Herz business families Wolfgang and Michael Herz will acquire a significant minority interest in the company.

The decision has been taken for a cash capital increase of around 10% (tranche 1) of the capital stock. This portion of the capital increase will be subscribed in full by two companies of the business families Wolfgang and Michael Herz, at an issue price of 14.00 Euro per share and at the exclusion of the other shareholders' preemptive rights for this portion of the capital increase.

Another cash capital increase (tranche 2) also at an issue price of 14.00 Euro per share will follow tranche 1. The new shares from tranche 2 will be offered to existing shareholders for subscription. The subscription period is to start immediately after registration in the Commercial Register of tranche 1 of the capital increase and will last for two weeks. The subscription ratio is 2 for 19; in other words, 2 new shares can be subscribed for every 19 shares of ESCADA stock that the stockholder already holds. There are no plans for subscription rights to be traded.

Over and above the exercise of all subscription rights which they will hold, the companies of the business families Wolfgang and Michael Herz have already pledged irrevocably to subscribe all other shares of tranche 2 whose subscription rights have not been exercised in the allocated exercise period.

The capital measures under tranche 1 and 2 are expected to generate a net cash-in of 50 million Euro after transaction costs. The number of ESCADA AG shares will increase from approximately 17.19 million shares to approximately 20.90 million shares as a result of the capital increase.

Additionally, ESCADA has agreed with one of the firm's bank on an 90 million Euro credit facility with a term until December 31, 2009 that will replace the existing 90 million Euro syndicated credit facility, which is to lapse at the end of 2008.

The Board of Management members Mr. Jean-Marc Loubier and Ms. Beate Rapp are leaving the Board of Management of ESCADA AG by mutual consent, effective June 30, 2008. The Supervisory Board has appointed Dr. Bruno Sälzer and Dr. Werner Lackas as members of the Board of Management effective as of July 1, 2008. Dr. Sälzer has additionally been named the new CEO. Mr. Markus Schürholz will remain as CFO.

As a further consequence of the planned changes in ownership, Messrs. Wolfgang Herz and Prof. Dr. Reinhard Pöllath, a Munich attorney, will join the Supervisory Board of ESCADA AG. One seat on the Supervisory Board is currently vacant, and Dr. Martin Kuhn today resigned his post on the Supervisory Board with immediate effect. Prof. Dr. Pöllath assumes the Chair of the Supervisory Board from Claus Mingers, who will remain a member of the Supervisory Board.

Contact:
Viona Brandt
Investor Relations
Phone: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

This publication is neither an offer to sell nor an invitation to buy securities of any kind. The information contained in these materials is for information purposes only and is not for publication or distribution in the United States. These materials are not an offer of securities for sale in the United States. The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

This document is only distributed to and aimed at (i) persons outside the United Kingdom or (ii) professional investors as per Article 19(5) of the Financial Services and Markets Act 2000 and the Financial Promotion Order 2005 (the "Order"), or (iii) high net wealth companies and other high net wealth persons as per Article 49(2)(a) to (d) of the Order (these persons jointly being termed "qualified persons"). All of the securities named herein are available only to qualified persons and any invitation, offer or agreement to subscribe to, buy or otherwise acquire them is made only to qualified persons. Persons who are not qualified persons should on no account act with regard to or in reliance on this information or its contents.

ESCADA

PRESS RELEASE

ESCADA AG announces major financial and personnel decisions

- **Cash capital increase in two tranches to strengthen equity by 50 million Euro**
- **Herz family to acquire significant minority interest**
- **Agreement on new 90 million Euro credit facility**
- **Dr. Bruno Sälzer and Dr. Werner Lackas to be new members of Board of Management; Dr. Sälzer to be CEO**
- **Jean-Marc Loubier and Beate Rapp leave Board of Management by mutual consent**
- **Prof. Dr. Reinhard Pöllath to chair Supervisory Board**

Munich, June 24, 2008 – The Board of Management and Supervisory Board of ESCADA AG announced several major financial and personnel decisions today. The manufacturer of luxury women's fashions has agreed that the Hamburg-based Herz business families Wolfgang and Michael Herz will acquire a significant minority interest in the company.

The decision has been taken for a cash capital increase of around 10% (tranche 1) of the capital stock. This portion of the capital increase will be subscribed in full by two companies of the business families Wolfgang and Michael Herz, at an issue price of 14.00 Euro per share and at the exclusion of the other shareholders' preemptive rights for this portion of the capital increase.

Another cash capital increase (tranche 2) also at an issue price of 14.00 Euro per share will follow tranche 1. The new shares from tranche 2 will be offered to existing shareholders for subscription. The subscription period is to start immediately after registration in the Commercial Register of tranche 1 of the capital increase and will last for two weeks. The subscription ratio is 2 for 19; in other words, 2 new shares can be subscribed for every 19 shares of ESCADA stock that the stockholder already holds. There are no plans for subscription rights to be traded.

Over and above the exercise of all subscription rights which they hold, the companies of the business families Wolfgang and Michael Herz have already pledged irrevocably to subscribe all other shares of tranche 2 whose subscription rights have not been exercised in the allocated exercise period.

The capital measures under tranche 1 and 2 are expected to generate a net cash-in of 50 million Euro after transaction costs. The number of ESCADA AG shares will increase from approximately 17.19 million shares to approximately 20.90 million shares as a result of the capital increase.

Additionally, ESCADA has agreed with one of the firm's bank on an 90 million Euro credit facility with a term until December 31, 2009 that will replace the existing 90 million Euro syndicated credit facility, which is to lapse at the end of 2008.

The Board of Management members Mr. Jean-Marc Loubier and Ms. Beate Rapp are leaving the Board of Management of ESCADA AG by mutual consent, effective June 30, 2008. The Supervisory Board has appointed Dr. Bruno Sälzer and Dr. Werner Lackas as members of the Board of Management effective as of July 1, 2008. Dr. Sälzer has additionally been named the new CEO. Mr. Markus Schürholz will remain as CFO.

As a further consequence of the planned changes in ownership, Messrs. Wolfgang Herz and Prof. Dr. Reinhard Pöllath, a Munich attorney, will join the Supervisory Board of ESCADA AG. One seat on the Supervisory Board is currently vacant, and Dr. Martin Kuhn today resigned his post on the Supervisory Board with immediate effect. Prof. Dr. Pöllath assumes the Chair of the Supervisory Board from Claus Mingers, who will remain a member of the Supervisory Board.

Claus Mingers, Chairman of the Supervisory Board of ESCADA AG: "The Supervisory Board is convinced that ESCADA's stability and viability will benefit from the Herz family's financial commitment and the personnel changes in management. In Dr. Sälzer and Dr. Lackas we have gained two outstanding, experienced fashion experts. Their successes at Hugo Boss are undisputed and command respect.
We also want to thank Mr. Jean-Marc Loubier for his dedication to our company's best interests. He has taken many important steps to put ESCADA back on track for success. We also want to thank Ms. Beate Rapp, who has served the company with dedication and professional acuity in executive capacities for 13 years."

Markus Schürholz, CFO of ESCADA AG: "The cash generated by the planned capital increases will expand our financial leeway in refocusing the ESCADA Group. Our better equity capitalization, our successful refinancing of the credit facility, and the 200 million Euro bond that runs to 2012 are the cornerstones that provide a stable financial base for the Group's strategic reorientation."

Dr. Bruno Sälzer, CEO of ESCADA AG: "Managing ESCADA is an exciting challenge, and I am very much looking forward to it. Few brands in the luxury fashion industry combine such worldwide renown with such great untapped potential. ESCADA has everything it needs to grow profitable in the luxury goods market. ESCADA must definitely act promptly to catch back up with its competitors but we will make it."

For more information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

This publication is neither an offer to sell nor an invitation to buy securities of any kind. The information contained in these materials is for information purposes only and is not for publication or distribution in the United States. These materials are not an offer of securities for sale in the United States. The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

This document is only distributed to and aimed at (i) persons outside the United Kingdom or (ii) professional investors as per Article 19(5) of the Financial Services and Markets Act 2000 and the Financial Promotion Order 2005 (the "Order"), or (iii) high net wealth companies and other high net wealth persons as per Article 49(2)(a) to (d) of the Order (these persons jointly being termed "qualified persons"). All of the securities named herein are available only to qualified persons and any invitation, offer or agreement to subscribe to, buy or otherwise acquire them is made only to qualified persons. Persons who are not qualified persons should on no account act with regard to or in reliance on this information or its contents.

PRESS RELEASE

ESCADA publishes results for first six months of fiscal year 2007/2008

- **Sales and earnings down on last year**
- **EBITDA for first half year at 19.3 million Euro**
- **After six months sales 14.1% down on last year**
- **Group targets for fiscal year 2007/2008 adjusted downwards**

Munich, June 26, 2008 – During the second quarter of fiscal year 2007/2008 (reporting date: October 31) the business performance of ESCADA Group remained below last year's level. This applied in particular to the result of the business unit PRIMERA with the brands apriori, BiBA, cavita, and Laurèl, which are allocated in the fast fashion segment. On view of this development the Board of Management is downgrading its targets for fiscal year 2007/2008, as had already been communicated on June 20, 2008.

Group performance second quarter 2007/2008

- During the course of the second quarter **Group sales** registered a downturn. In the period February to April 2008 sales totaled 153.7 million Euro, which is 16.1% less than the quarter of last year (183.1 million Euro). Currency-adjusted the decline was -13.5%.
- At 12.5 million Euro **earnings before interest, taxes, depreciation and amortization (EBITDA)** for the second quarter was 3.5 million Euro down on the comparative figure of the second quarter 2006/2007 (16.0 million Euro). The ESCADA business unit generated an EBITDA of 10.5 million Euro, which is an increase of 6.1% on the same period of last year (9.9 million Euro). Basis for this improved result was a higher share in sales generated in the company-owned retail with the associated positive effect on gross profit, as well as earnings from hedging foreign currency transactions. The PRIMERA business unit

generated an EBITDA of 2.0 million Euro (first half year of 2006/2007: 6.1 million Euro).

- The **result after taxes** reported for the second quarter is negative at -4.3 million Euro (second quarter 2006/2007: 2.4 million Euro).

Group performance first half year 2007/2008

- During the first six months of fiscal year 2007/2008 the ESCADA Group generated **sales** of 295.8 million Euro, which is 14.1% less than the same period one year ago (344.3 million Euro). Currency adjusted – that is on the basis of constant exchange rates – the minus in sales came to 11.5%.
- The Group's **gross profit margin** for the first six months came to 65.1%, which is a plus 2.5 percentage points compared with the level recorded the same period the year before (62.6%). This was due to the positive effect from an increasing share of sales generated by the company's own retail.
- The **operative costs** - personnel expenses plus other operating expenses - totaled 185.2 million Euro for the first six months, which was 1.6 million Euro less than the year before (186.8 million Euro).
- The **other operating earnings** came to 11.9 million Euro and were thus higher than the earnings one year ago (8.8 million Euro). The increase is essentially the result of higher income generated from the management of foreign currencies.
- For the first half year the ESCADA Group reports an **EBITDA** of 19.3 million Euro, after a total of 37.6 million Euro for the same period one year before (-48.7 %).
- The **Group earnings before taxes (EBT)** came to -1.7 million Euro, following 18.9 million Euro for the first half year of last year.
- The **Group result after taxes and minority interests** came to -8.2 million Euro, after having stood at 9.3 million Euro in the same period of last year.

Balance sheet figures per April 30, 2008

- **Group equity** (not including minority interests) at the end of the second quarter came to 78.7 million Euro, some 2.6 million Euro less than the value recorded at the end of fiscal year 2006/2007. The **economic equity ratio** (not including minority interests but including the

convertible bond 2003/2013 with the fixed conversion rate) came to 19.0% after a ratio of 19.5% as of October 31, 2007.

- As a result of lower liquidity and higher financial liabilities the **net debt** of the ESCADA Group (interest-bearing debt less liquid assets, and not including outstanding non-interest-bearing convertible bonds) increased from 174.6 million Euro per April 30, 2007 to 194.8 million Euro per April 30, 2008.

Outlook for full fiscal year 2007/2008

As already communicated on June 20, 2008 ESCADA is downgrading its sales and earnings expectations for fiscal year 2007/2008. Instead of approximately 51 million Euro EBITDA the Board of Management expects to see an EBITDA of around 37 million Euro. From today's perspective the Group's result after taxes is going to be negative. Consolidated sales for 2007/2008 are expected to decline by a low double-digit percentage point.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in million Euro	HY1 2007/2008	HY1 2006/2007	Q2 2007/2008	Q2 2006/2007
Group sales[1]	295.8	344.3	153.7	183.1
• ESCADA	198.5	230.3	101.9	118.8
• PRIMERA	107.4	126.0	55.2	69.3
Gross profit	192.6	215.6	96.8	107.7
Gross profit in %	65.1	62.6	63.0	58.8
Operative costs[2]	185.2	186.8	90.1	95.6
Other operating income	11.9	8.8	5.8	3.9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	19.3	37.6	12.5	16.0
• ESCADA	16.1	25.9	10.5	9.9
• PRIMERA	3.2	11.7	2.0	6.1
One-time expenses	-1.1	0.0	-1.1	0.0
Financial results	-10.0	- 8.8	-5.4	- 4.5
Earnings before taxes (EBT)	-1.7	18.9	2.1	6.3
Earnings after taxes and Third Party shares	-8.2	9.3	-4.3	2.4
Earnings per share in € (undiluted)	-0.48	0.55	-0.25	0.14
Weighted number of issued no-par shares	16.964.717	16.846.360		

[1] Consolidated, without Group-internal sales
[2] aggregate of personnel expenses and other operating expenses

Balance sheet

in million Euros	April 30, 2008	Oct. 31, 2007	April 30, 2007
Balance sheet total	416.0	430.1	425.2
Inventories	103.4	90.8	87.0
Equity[3]	78.7	81.3	120.0
Net debt	194.8	164.7	174.6

[3] without minority interests

ESCADA GROUP

The first six months of fiscal year 2007/2008

Key figures for ESCADA-Group (IAS/IFRS)

in million Euro	**6 months 2007/2008**	6 months 2006/2007
Sales	295.8	344.3
ESCADA brand	198.5	230.3
PRIMERA	107.4	126.0
Consolidation	-10.1	-12.0
Gross profit as % of sales	65.1	62.6
ESCADA brand	67.5	64.4
PRIMERA	54.6	53.4
EBITDA	19.3	37.6
ESCADA brand	16.1	25.9
PRIMERA	3.2	11.7
Earnings before taxes	-1.7	18.9
Consolidated profit/loss	-8.2	9.3
Capital expenditures	9.8	10.3
Net debt (as of April 30)	194.8	174.6
Employees (as of April 30)	4,154	3,955
Stock price in Euro (as of April 30)	12.50	36.35

Earnings per stock

	6 months 2007/2008	6 months 2006/2007
Group profit in million Euro	-8.2	9.3
Weighted number of issued no-par stocks	16,964,717	16,846,360
Undiluted earnings per stock in Euro	**-0.48**	**0.55**
Weighted potential no-par stocks from conversion of convertible bond and stock options	262,341	335,698
Total weighted and potential no-par stocks	17,227,058	17,182,058
Fully diluted earnings per stock in Euro	**-0.47**	**0.54**

ESCADA Group Overview

ESCADA Group is a worldwide operative manufacturer for women's luxury fashion with a global presence in around 60 countries. The company is structured into the business units ESCADA brand and PRIMERA.

The ESCADA brand includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods) as well as Licenses (fragrances, eyewear and kid's fashion). ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and wearing comfort as well as color and femininity.

The business unit PRIMERA includes the apriori, cavita and Laurèl brands, and the BiBA retail chain. They operate in the mid-price to high-end segment of the fashion market.

Interim management report for ESCADA Group per April 30, 2008

1. General Economic Conditions

The global economy remained on a growth course in the first few months of 2008, although as expected, it lost some of its momentum. The substantial rise in the price of raw materials, the slowdown of the U.S. economy, and the ongoing turbulence in the international financial markets – which became even more acute in the first quarter of 2008 – slowed economic expansion worldwide. However, also partly because of a mild winter, the economic performance of the Euro Zone remained robust. For example, initial estimates indicate that gross domestic product (GDP) in the 15 countries of the European currency area grew 2.2% from January through March, compared to the same quarter last year. But only a small part of the increase was driven by consumer spending. The primary engine behind growth in the Euro zone was the lively economy in Germany, where GDP growth was calculated at 2.6% against the first quarter of 2007.

Sources: Deutsche Bundesbank, May 2008 Monthly Report, Eurostat Press Release of June 3, 2008

2. Conditions in the luxury goods market

The market environment for luxury goods lost momentum in 2008 because of less dynamic economic growth worldwide and the crisis in the international financial markets. Tendencies toward a recession in the United States had a particularly adverse effect on consumers' propensity to spend. In anticipation of a downswing in business conditions for the industry, stock prices for leading luxury goods companies (e.g. Bulgari, PPR) suffered significant declines since the beginning of the year. Experts assume that the prosperous emerging economies like China and India will be able to compensate for part of the economic slowdown in the USA and in Europe as well. All the same, after years of dynamic growth, all agree that worldwide business conditions for luxury goods will cool.

3. Major events of the second quarter of 2007/2008

New Chairman of the Supervisory Board

On February 27, 2008, the Supervisory Board of ESCADA AG unanimously elected Mr. Claus Mingers as its new Chairman. He succeeds Hans-Jörg Rudloff, who resigned from the Board for personal reasons on December 4, 2007. Mr. Mingers has been on the Company's Supervisory Board since May 14, 2007, and sat on the Executive Board of Douglas Holding AG as Vice-Chairman until March 31, 2007.

Discussions with financial investor

On April 9, 2008, the Board of Management of ESCADA AG confirmed that Apax Partners, an investment company, had been accorded a limited authorization to examine the Company's business and financial condition. However, early that same month Apax Partners informed the Board of Management that it would not pursue plans further for investing in ESCADA AG. As reasons, it cited the latest performance of ESCADA stock, and the weakness of the international financial markets.

Revision of targets for fiscal year 2007/2008

Given a deteriorating market environment, and on the basis of the business figures as of the end of March 2008, the Board of Management revised the corporate targets for the current 2007/2008 fiscal year on April 9, 2008. The revised expectations reflected the further deterioration of conditions in important markets, especially the stronger tendency toward a recession in the USA. On

June 20, 2008 the targets for the fiscal year were adjusted once more (see also "Events subsequent to the reporting date").

Annual Shareholders' Meeting

The Annual Shareholders' Meeting of ESCADA AG was held in Munich on April 17, 2008. With 62.1% of the share capital as of the voting date in attendance, all items on the agenda carried by majorities of more than 98%. The shareholders elected Mr. Raffaello Napoleone to the Supervisory Board; he had been appointed previously by the courts on September 7, 2007. Additionally, the meeting approved authorized capital of 40.0 million Euro (the 2008/2013 Authorized Capital), together with an according amendment of the articles of incorporation. The meeting also consented to the creation of a stock option plan for Group management.

4. Overall assessment of the period under review

During the second quarter of fiscal year 2007/2008 (reporting date: October 31) the business performance of ESCADA Group fell short of last year's level and remained below expectations. This applied in particular to the result of the PRIMERA business unit with the brands apriori, BiBA, cavita, and Laurèl, which are allocated in the fast fashion segment. On view of this development the Board of Management revised its targets for fiscal year 2007/2008 once more downwards on June 20, 2008.

5. Sales performance

During the first six months of fiscal year 2007/2008 the ESCADA Group generated sales of 295.8 million Euro. This represents a decline of 14.1% from the value for the comparable period last year (344.3 million Euro). Currency adjusted – that is on the basis of constant exchange rates – the minus in sales came to 11.5%.

Sales at both the ESCADA and PRIMERA business units declined in the second quarter and the first half year (see "Segment report").

Consolidated sales by region for the first six months of 2007/2008 were down by 9.4%, to 215.2 million Euro in Europe (same period last year: 237.5 million Euro). The performance in key individual markets varied. There were declines in Spain,

France and Italy, among others, but ESCADA remained on an unchanged growth course in Russia.

Sales in North America for the first half were 45.1 million Euro, well below both the prior year (62.5 million Euro; -27.8%) as well as the expectations. Currency-adjusted the decline was 19.0%. The Group's first-half revenues in Asia were 35.5 million Euro, a 19.9% decline (first half of 2006/2007: 44.3 million Euro). After currency adjustments, the decrease was 13.5%. Sales declines in Japan and Hong Kong were partially countered by growth in the Korean market.

Sales development by regions and business units

in million Euro	**6 months 2007/2008**	6 months 2006/2007	Change in %	**6 months 2007/2008** Currency adjusted	Change in %
Europe	215.2	237.5	-9.4	215.9	-9.1
North America	45.1	62.5	-27.8	50.6	-19.0
Asia	35.5	44.3	-19.9	38.3	-13.5
Group total	**295.8**	**344.3**	**-14.1**	**304.8**	**-11.5**
Total ESCADA	198.5	230.3	-13.8	207.5	-9.9
Total PRIMERA	107.4	126.0	-14.8	107.4	-14.8
Consolidation	-10.1	-12.0	15.8	-10.1	15.8
Group total	**295.8**	**344.3**	**-14.1**	**304.8**	**-11.5**

6. Earnings performance

The Group's **gross profit margin** for the first six months came to 65.1%, which is a plus 2.5 percentage points compared with the level recorded the same period the year before (62.6%). This was due to the positive effect from an increasing share of sales generated from the Group's own retail operations.

Most of the increase came from the ESCADA unit, but the PRIMERA business unit also showed a slight plus in the gross profit margin (+1.2 percentage points).

The **operating costs** - personnel expenses plus other operating expenses - totaled 185.2 million Euro for the first six months, which was 1.6 million Euro less than the year before (186.8 million Euro). For the second quarter by itself, operating costs were down by 5.5 million Euro against a year earlier, to 90.1 million Euro (vs. 95.6 million Euro). All of these savings were generated in the ESCADA unit, while costs at PRIMERA remained constant for the quarter.

The **other operating income** for the first half year came to 11.9 million Euro well above the 8.8 million Euro that was recorded for the same period the year before. The increase is essentially the result of higher income generated from the hedging of foreign currency transactions. Other operating income for the second quarter was 5.8 million Euro (vs. 3.9 million Euro in the same quarter of 2006/2007).

For the fist half year of 2007/2008 the ESCADA Group reports **consolidated earnings before interest, taxes, depreciation and amortization (EBITDA)** of 19.3 million Euro, compared to a of 37.6 million Euro for the same period one year before (-48.7 %). Most of this substantial decrease came from the slow first quarter, when EBITDA, at 6.8 million Euro, was 14.9 million Euro below the prior-year figure. The second quarter EBITDA came to 12.5 million Euro, which was merely 3.5 million Euro less than for the second quarter of fiscal year 2006/2007 (16.0 million Euro).

Depreciation and amortization for the first half came to 12.1 million Euro (H1 2006/2007: 9.9 million Euro).

Group earnings before interest and taxes (EBIT) for the first six months amounted to 7.2 million Euro (First six months 2006/2007: 27.7 million Euro). Of this figure, the second quarter alone accounted for 6.4 million Euro (vs. 10.8 million Euro).

The **net financial result** for November 2007 through April 2008 was -10.0 million Euro, and thus more than for the same period the year before (-8.8 million Euro). This increase is due to the expansion of net debt in the wake of an increased capital tied-up as well as the expenses incurred from the exercise of conversion rights from the convertible bond 2003/2013.

The **Group earnings before taxes (EBT)** came to -1.7 million Euro, compared to 18.9 million Euro for the first half of last year. The Group closed the second quarter with a profit before taxes of 2.1 million Euro (vs. previous year's quarter: 6.3 million Euro).

Tax expenses for the first half came to 6.7 million Euro, compared to 9.7 million Euro in the first half of the prior year.

The **Group's result after taxes and minority interests** for the first six months came to -8.2 million Euro, compared to a profit of 9.3 million Euro for the same period of last year. The result after taxes reported for the second quarter is negative at -4.3 million Euro (second quarter 2006/2007: 2.4 million Euro).

7. Asset position

As of April 30, 2008, the **total assets** of the ESCADA Group came to 416.0 million Euro, down by 14.1 million Euro from the value at the end of fiscal year 2006/2007 (430.1 million Euro).

On the assets side of the balance sheet, there were no significant changes in **noncurrent assets**. They declined by 6.5 million Euro against the figure from October 31, 2007, to 191.8 million Euro. Of this figure, deferred tax assets decreased 4.9 million Euro because of consumption, to 44.4 million Euro.

Current assets at the end of the second quarter, at 224.2 million Euro, were 7.6 million Euro below the figure from the end of October 2007 (231.8 million Euro).

Here **inventories** increased by 12.6 million Euro to 103.4 million Euro, in part because of reporting dates and in part because of insufficient sell-through at ESCADA and PRIMERA. Cash and cash equivalents decreased by 15.2 million Euro to 26.6 million Euro against the same period last year, primarily because of an increase in working capital.

8. Financial position

On the equity and liabilities side of the balance sheet, the **Group's equity** (not including minority shareholders) decreased by 2.6 million Euro against the comparable reporting date, to 78.7 million Euro. Equity was positively affected by the conversion of portions of the outstanding 2003/2013 convertible bond, which carries a fixed conversion ratio as well as the effects from foreign currency translations. The economic equity ratio (not including minority interests but including the convertible bond 2003/2013 with the fixed conversion rate) came to 19.0% after a ratio of 19.5% as of October 31, 2007.

The **non-current liabilities** rose slightly against the same period last year, by 3.4 million Euro, to 225.0 million Euro. They are still dominated by the 2005/2012 bond issue, with a nominal value of 200 million Euro; that was recognized at 194.8 million Euro per April 30, 2008.

Current liabilities at April 30, 2008, totaled 112.2 million Euro, down by 14.7 million Euro from the end of fiscal year 2006/2007. Financial liabilities increased by 14.8 million Euro, to 20.9 million Euro. By contrast, other current liabilities (-12.3 million Euro) and current provisions (-12.1 million Euro) were down significantly from the figures per October 31, 2007.

ESCADA Group's **net debt** (interest-bearing debt less liquid assets, and not including outstanding non-interest-bearing convertible bonds) increased from 174.6 million Euro per April 30, 2007 to 194.8 million Euro per April 30, 2008, as a result of lower liquidity and higher financial liabilities.

9. Cash flow

For the first six months of fiscal year 2007/2008 the ESCADA Group reports a negative **cash flow from operating activities** in the amount of 18.2 million Euro

(first half of 2006/2007: positive inflow of cash of 25.1 million Euro). The primary factors behind the decrease were the significantly lower profit for the period and the increase in working capital.

Investing activities used cash of 10.4 million Euro (vs. 9.8 million Euro used in the same period last year).

The **cash flow from financing activities** was positive at 13.9 million Euro after six months (against 2.8 million Euro for the same period last year), largely because of an increase in current financial liabilities.

Totaling up the cash flows, and allowing for the effects of differences in foreign exchange rates, the Group's total **cash and cash equivalents** at the end of the second quarter were down 15.2 million Euro from the beginning of the period.

10. Segment report

10.1 ESCADA

Sales and EBITDA				
in million Euro	**Sales**		**EBITDA**	
	6 months 2007/2008	6 months 2006/2007	**6 months 2007/2008**	6 months 2006/2007
ESCADA Collection	114.6	138.9	12.4	18.4
ESCADA Sport	50.5	54.2	4.2	6.5
ESCADA Accessories	13.2	13.6	-2.4	-2.3
ESCADA Licenses	0.4	1.2	3.1	3.1
Others	19.8	22.4	-1.2	0.2
Total ESCADA	**198.5**	230.3	**16.1**	25.9
	Sales		**EBITDA**	
	2. Quarter 2007/2008	2. Quarter 2006/2007	**2. Quarter 2007/2008**	2. Quarter 2006/2007
ESCADA Collection	56.8	68.5	7.1	8.0
ESCADA Sport	26.9	29.5	3.4	1.7
ESCADA Accessories	7.0	6.4	-0.9	-1.3
ESCADA Licenses	0.2	0.5	1.1	1.7
Others	11.0	13.9	-0.2	-0.2
Total ESCADA	**101.9**	118.8	**10.5**	9.9

The ESCADA business unit's sales for the first six months of 2007/2008 came to 198.5 million Euro, a 13.8% decrease against the same period a year earlier. After currency adjustments, the decrease was 9.9%. For the second quarter, the sales decrease was 14.2%, to 101.9 million Euro (after currency adjustments: -10.4%).

The ESCADA Collection segment generated revenues of 114.6 million Euro for the first half, down 24.3 million Euro from the same period of the prior year. A particular factor here was the market's disappointing response to the Fall/Winter 2007 collection. On top of this, the full-price sell-through of the Cruise- and Spring/Summer collections 2008 remained below their previous year levels.

First-half revenues were also down at ESCADA Sport (-3.7 million Euro), ESCADA Accessories (-0.4 million Euro) and the ESCADA Licenses segment (-0.8 million Euro).

EBITDA for the first half, at 16.1 million Euro, was down from the previous year's equivalent of 25.9 million Euro (-37.8%). At 10.5 million Euro for the second quarter EBITDA was only marginally better by 6.1% against the same quarter last year (9.9 million Euro).

10.2. PRIMERA

Sales and EBITDA				
in million Euro	**Sales**		**EBITDA**	
	6 months 2007/2008	6 months 2006/2007	**6 months 2007/2008**	6 months 2006/2007
PRIMERA	**107.4**	126.0	**3.2**	**11.7**
	Sales		**EBITDA**	
	2. Quarter 2007/2008	2. Quarter 2006/2007	**2. Quarter 2007/2008**	2. Quarter 2006/2007
PRIMERA	**55.2**	69.3	**2.0**	6.1

Sales at the PRIMERA unit were 107.4 million Euro for the first half of 2007/2008, a decline of 14.8% from the value for the comparable period of 2006/2007 (126.0 million Euro). The principal reason for the decline in revenues

was the inadequate performance of the BiBA retail chain. However, steps were taken immediately to reverse the current trend at BiBA.
Second quarter sales at the PRIMERA business unit, at 55.2 million Euro, were down 20.3% from the equivalent quarter last year (69.3 million Euro).

Due to lower sales and a reduced gross profit margin the business unit's EBITDA for the first six months, at 3.2 million Euro, was down significantly from a year earlier (11.7 million Euro). EBITDA for the second quarter came to 2.0 million Euro (vs. 6.1 million Euro for Q2 2006/2007).

11. Capital expenditures

The ESCADA Group's capital expenditures for the first half were 9.8 million Euro, down slightly from the 10.3 million Euro for the same period the year before. Of this figure, the second quarter accounted for 6.7 million Euro (vs. 6.6 million Euro).
Capital expenditures for the ESCADA business unit in the first half were 6.8 million Euro (vs. 8.2 million Euro). Expenditures were laid out primarily for the ongoing modernization and reorientation of the Company's own retail operations, especially for the acquisition of franchise shops in Germany and in other countries.

PRIMERA had capital expenditures of 3.0 million Euro for the first half (vs. 2.1 million Euro).

12. Employees

As of reporting date April 30, 2008, the ESCADA Group had a total of 4,154 employees. This figure represents an increase of 199 staff members against the same date a year earlier, primarily as a result of the full consolidation of the EPAS d.o.o. production company in Radgona, Slovenia, in the meantime. Accordingly, the number of employees working outside Germany increased by 188 against the same date last year, to 2,114. The Group had 2,040 employees in Germany as of the end of the second quarter, which are 11 more than at April 30, 2007.

13. Principal risks and opportunities

The ESCADA Group's risk profile for the months ahead following the end of the second quarter of 2007/2008 largely conforms to the estimates in the consolidated financial statements at October 31, 2007. The Annual Report for fiscal 2006/2007 contains a detailed discussion of business risks and the Group's risk management system.

The ESCADA Group's opportunity profile for the months ahead after the end of the second quarter of 2007/2008 largely conforms to the estimates in the consolidated financial statements at October 31, 2007. The annual report for fiscal 2006/2007 contains a detailed discussion of opportunities.

14. Significant events subsequent to the reporting period

Early extension of the eyewear license

On May 9, 2008 ESCADA AG announced that it would be extending the successful cooperation in the eyewear segment with the Italian De Rigo Group ahead of schedule and until 2013. The cooperation comprises the license for the design, the production and distribution of eyewear under the brand name ESCADA.

Revision of targets for fiscal year 2007/2008

On June 20, 2008 the Board of Management announced the renewed revision of the targets for fiscal year 2007/2008. For further details please refer to the chapter "Outlook for full fiscal year 2007/2008".

Decision on cash capital increases

On June 24, 2008 ESCADA AG announced that it had come to an agreement with the Hamburg-based business families Wolfgang and Michael Herz for a takeover of a significant minority interest in the company by means of two cash capital increases.

The decision was taken for a cash capital increase of around 10% (tranche 1) of the capital stock. This portion of the capital increase will be subscribed by two companies of the business families Wolfgang and Michael Herz, at an issue price of 14.00 Euro per share and at the exclusion of the other shareholders' preemptive rights for this portion of the capital increase.

The new shares from tranche 2 of the cash capital increase will be offered to existing shareholders for subscription also at an issue price of 14.00 Euro per share. The subscription ratio is 2 for 19; in other words, 2 new shares can be subscribed for every 19 shares of ESCADA stock held by shareholders. There are no plans for subscription rights to be traded. Over and above the exercise of all subscription rights which they will hold, the companies of the business families Wolfgang and Michael Herz have pledged irrevocably to subscribe all other shares of tranche 2 whose subscription rights have not been exercised in the allocated exercise period.

The capital measures under tranche 1 and 2 will generate a net cash-in of 50 million Euro after transaction costs. The number of ESCADA AG shares will increase from approximately 17.19 million shares to approximately 20.90 million shares as a result of the capital increase.

Agreement on new credit line

Additionally, ESCADA AG has agreed with one of the firm's bank on an 90 million Euro credit facility with a term until December 31, 2009 that will replace the existing 90 million Euro syndicated credit facility, which is due to lapse at the end of 2008.

Changes to Board of Management and Supervisory Board

On June 24, 2008 ESCADA AG announced that the Board of Management members Mr. Jean-Marc Loubier and Ms. Beate Rapp are leaving the Board of Management of ESCADA AG by mutual consent, effective June 30, 2008. The Supervisory Board appointed Dr. Bruno Sälzer and Dr. Werner Lackas as members of the Board of Management effective as of July 1, 2008. Dr. Sälzer was additionally named the new CEO.

As a further consequence of the planned changes in ownership, Wolfgang Herz and Dr. Reinhard Pöllath, a Munich attorney, are set to join the Supervisory Board of ESCADA AG. In the same context Dr. Martin Kuhn resigned his post on the Supervisory Board on June 24, 2008 with immediate effect. Prof. Dr. Pöllath will assume the Chair of the Supervisory Board from Claus Mingers, who will remain a member of the Supervisory Board.

15. Outlook for full fiscal year 2007/2008

Given the business performance of the first six months the Board of Management once more revised its sales and earnings expectations for fiscal year 2007/2008 downwards. Instead of approximately 51 million Euro EBITDA the Board of Management expects to see an EBITDA of around 37 million Euro. From today's perspective the Group's result after taxes is going to be negative. Consolidated sales for 2007/2008 are expected to decline by a low double-digit percentage point.

Munich, in June 2008
ESCADA AG
The Board of Management

Responsibility statement by Board of Management of ESCADA AG for the first half year of fiscal year 2007/2008 according to sec. 264 para. 2 sentence 3, sec. 289 para. 1 sentence 5 HGB (German Commercial Code)

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, June 26, 2008

ESCADA AG

signed by

Jean-Marc Loubier	Markus Schürholz	Beate Rapp
CEO	CFO	COO

ESCADA GROUP CONSOLIDATED BALANCE SHEET

in million Euros

ASSETS	Group 04/30/2008	ESCADA 04/30/2008	PRIMERA 04/30/2008	Others 04/30/2008	Consolidation 04/30/2008	Group 10/31/2007	ESCADA 10/31/2007	PRIMERA 10/31/2007	Others 10/31/2007	Consolidation 10/31/2007
Noncurrent assets										
Intangible assets	48,3	36,1	17,1	0,0	-4,9	46,8	35,4	16,3	0,0	-4,9
Property, plant and equipment	89,6	62,8	26,8	0,0	0,0	93,3	67,3	26,0	0,0	0,0
Financial assets	9,5	55,2	0,3	0,0	-46,0	8,9	31,1	0,3	0,0	-22,5
Deferred tax credits	44,4	44,3	0,1	0,0	0,0	49,3	48,9	0,4	0,0	0,0
Total noncurrent assets	**191,8**	**198,4**	**44,3**	**0,0**	**-50,9**	198,3	182,7	43,0	0,0	-27,4
Current assets										
Inventories	103,4	79,5	23,9	0,0	0,0	90,8	68,8	22,0	0,0	0,0
Trade accounts receivable	58,1	39,2	18,9	0,0	0,0	61,7	41,2	20,5	0,0	0,0
Other current assets	33,0	24,3	9,4	1,5	-2,2	31,6	38,8	6,6	0,6	-14,4
Tax credits	3,1	3,1	0,0	0,0	0,0	5,9	3,4	2,5	0,0	0,0
Cash and cash equivalents	26,6	19,0	7,6	0,0	0,0	41,8	38,0	3,8	0,0	0,0
Total current assets	**224,2**	**165,1**	**59,8**	**1,5**	**-2,2**	231,8	190,2	55,4	0,6	-14,4
Total assets	**416,0**					430,1				

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 04/30/2008	ESCADA 04/30/2008	PRIMERA 04/30/2008	Others 04/30/2008	Consolidation 04/30/2008	Group 10/31/2007	ESCADA 10/31/2007	PRIMERA 10/31/2007	Others 10/31/2007	Consolidation 10/31/2007
Shareholders' equity										
Shareholders' equity	78,7					81,3				
Minority interests	0,1					0,3				
Total shareholders' equity	**78,8**					81,6				
Noncurrent liabilities										
Bonds	194,8	194,8	0,0	0,0	0,0	196,7	196,7	0,0	0,0	0,0
Long-term financial liabilities	0,3	0,3	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other long-term liabilities	21,3	17,4	49,9	0,0	-46,0	15,3	11,1	26,7	0,0	-22,5
Long-term provisions and accrued liabilities	4,7	4,6	0,1	0,0	0,0	5,5	5,2	0,3	0,0	0,0
Deferred tax liabilities	3,9	3,9	0,0	0,0	0,0	4,1	4,1	0,0	0,0	0,0
Total noncurrent liabilities	**225,0**	**221,0**	**50,0**	**0,0**	**-46,0**	221,6	217,1	27,0	0,0	-22,5
Current liabilities										
Short-term financial liabilities	20,9	18,8	2,1	0,0	0,0	6,1	5,8	0,3	0,0	0,0
Other short-term liabilities	16,6	12,5	6,3	0,0	-2,2	28,9	26,8	16,5	0,0	-14,4
Short-term provisions and accrued liabilities	45,5	38,3	7,2	0,0	0,0	57,6	45,8	11,8	0,0	0,0
Trade accounts payable	26,4	20,3	6,1	0,0	0,0	33,5	24,8	8,7	0,0	0,0
Tax liabilities	2,8	2,8	0,0	0,0	0,0	0,8	0,6	0,2	0,0	0,0
Total current liabilities	**112,2**	**92,7**	**21,7**	**0,0**	**-2,2**	126,9	103,8	37,5	0,0	-14,4
Total liabilities and shareholders' equity	**416,0**					430,1				

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

in million Euros

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	6 Months 2007/2008	**6 Months 2007/2008**	**6 Months 2007/2008**	**6 Months 2007/2008**	**6 Months 2007/2008**	6 Months 2006/2007	6 Months 2006/2007	6 Months 2006/2007	6 Months 2006/2007	6 Months 2006/2007
Sales	**295,8**	**198,5**	**107,4**	**0,0**	**-10,1**	344,3	230,3	126,0	0,0	-12,0
Changes in finished goods and work in progress	8,4	7,1	1,3	0,0	0,0	-16,9	-16,2	-0,7	0,0	0,0
Cost of materials	111,6	71,6	50,1	0,0	-10,1	111,8	65,8	58,0	0,0	-12,0
Gross profit	**192,6**	**134,0**	**58,6**	**0,0**	**0,0**	215,6	148,3	67,3	0,0	0,0
Personnel expenses	73,9	47,3	26,6	0,0	0,0	74,0	47,3	26,7	0,0	0,0
Other operating expenses	111,3	81,1	30,6	0,0	-0,4	112,8	82,7	30,2	0,0	-0,1
Other operating income	11,9	10,5	1,8	0,0	-0,4	8,8	7,6	1,3	0,0	-0,1
EBITDA	**19,3**	**16,1**	**3,2**	**0,0**	**0,0**	37,6	25,9	11,7	0,0	0,0
Depreciation and amortization	12,1	9,9	2,2	0,0	0,0	9,9	7,7	2,2	0,0	0,0
EBIT (before one-time expenses)	**7,2**	**6,2**	**1,0**	**0,0**	**0,0**	27,7	18,2	9,5	0,0	0,0
One-time expenses	-1,1	0,3	0,0	-1,4	0,0	0,0	0,0	0,0	0,0	0,0
EBIT (after one-time expenses)	**8,3**	**5,9**	**1,0**	**1,4**	**0,0**	27,7	18,2	9,5	0,0	0,0
Net financial expenses	-10,0	-8,1	-1,9	0,0	0,0	-8,8	-7,6	-1,2	0,0	0,0
Profit/loss before taxes	**-1,7**	**-2,2**	**-0,9**	**1,4**	**0,0**	18,9	10,6	8,3	0,0	0,0
Taxes on income	6,7	6,6	0,1	0,0	0,0	9,7	6,4	3,3	0,0	0,0
Profit/loss after taxes	**-8,4**	**-8,8**	**-1,0**	**1,4**	**0,0**	9,2	4,2	5,0	0,0	0,0
Minority interests	-0,2	-0,2	0,0	0,0	0,0	-0,1	-0,1	0,0	0,0	0,0
Consolidated profit/loss	**-8,2**	**-8,6**	**-1,0**	**1,4**	**0,0**	9,3	4,3	5,0	0,0	0,0

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

in million Euros

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	Q2	**Q2**	**Q2**	**Q2**	**Q2**	Q2	Q2	Q2	Q2	Q2
	2007/2008	**2007/2008**	**2007/2008**	**2007/2008**	**2007/2008**	2006/2007	2006/2007	2006/2007	2006/2007	2006/2007
Sales	**153,7**	**101,9**	**55,2**	**0,0**	**-3,4**	183,1	118,8	69,3	0,0	-5,0
Changes in finished goods and work in progress	-1,4	3,9	-5,3	0,0	0,0	-23,3	-12,9	-10,4	0,0	0,0
Cost of materials	55,5	38,6	20,3	0,0	-3,4	52,1	32,1	25,0	0,0	-5,0
Gross profit	**96,8**	**67,2**	**29,6**	**0,0**	**0,0**	107,7	73,8	33,9	0,0	0,0
Personnel expenses	36,2	23,1	13,1	0,0	0,0	36,9	23,9	13,0	0,0	0,0
Other operating expenses	53,9	38,7	15,4	0,0	-0,2	58,7	43,2	15,5	0,0	0,0
Other operating income	*5,8*	*5,1*	*0,9*	*0,0*	*-0,2*	*3,9*	*3,2*	*0,7*	*0,0*	*0,0*
EBITDA	**12,5**	**10,5**	**2,0**	**0,0**	**0,0**	16,0	9,9	6,1	0,0	0,0
Depreciation and amortization	6,1	5,0	1,1	0,0	0,0	5,2	4,1	1,1	0,0	0,0
EBIT (before one-time expenses)	**6,4**	**5,5**	**0,9**	**0,0**	**0,0**	10,8	5,8	5,0	0,0	0,0
One-time expenses	-1,1	0,3	0,0	-1,4	0,0	0,0	0,0	0,0	0,0	0,0
EBIT (after one-time expenses)	**7,5**	**5,2**	**0,9**	**1,4**	**0,0**	10,8	5,8	5,0	0,0	0,0
Net financial expenses	-5,4	-4,4	-1,0	0,0	0,0	-4,5	-3,8	-0,7	0,0	0,0
Profit/loss before taxes	**2,1**	**0,8**	**-0,1**	**1,4**	**0,0**	6,3	2,0	4,3	0,0	0,0
Taxes on income	6,5	6,4	0,1	0,0	0,0	4,0	2,3	1,7	0,0	0,0
Profit/loss after taxes	**-4,4**	**-5,6**	**-0,2**	**1,4**	**0,0**	2,3	-0,3	2,6	0,0	0,0
Minority interests	-0,1	-0,1	0,0	0,0	0,0	-0,1	-0,1	0,0	0,0	0,0
Consolidated profit/loss	**-4,3**	**-5,5**	**-0,2**	**1,4**	**0,0**	2,4	-0,2	2,6	0,0	0,0

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million Euros

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2006	**86,2**	**16,3**	**0,7**	**18,3**	**4,7**	**-17,1**	**1,0**	**-0,5**	**109,6**
Profit 11/1/2006 - 04/30/2007					9,3			-0,1	9,2
Foreign currency translation differences						-1,6			-1,6
Other capital							2,2		2,2
Balance on April 30, 2007	**86,2**	**16,3**	**0,7**	**18,3**	**14,0**	**-18,7**	**3,2**	**-0,6**	**119,4**
Balance on October 31, 2007	**86,4**	**16,5**	**0,7**	**29,9**	**-34,2**	**-20,1**	**2,1**	**0,3**	**81,6**
Profit/Loss 11/1/2007 - 04/30/2008					-8,2			-0,2	-8,4
Capital increase	1,6	1,5							3,1
Foreign currency translation differences						3,5			3,5
Other capital							-1,0		-1,0
Balance on April 30, 2008	**88,0**	**18,0**	**0,7**	**29,9**	**-42,4**	**-16,6**	**1,1**	**0,1**	**78,8**

ESCADA GROUP CASH FLOW STATEMENT

in million Euros

	6 months 2007/2008	6 months 2006/2007
Cash flows from operating activities		
Consolidated result before taxes	-1,7	18,9
Adjustments for:		
Depreciation of property, plant and equipment and intangible assets	12,1	9,9
Financial result	10,0	8,8
Decrease/increase long-term provisions	-0,8	-0,2
Other non-cash expenses and income	4,8	2,8
Gross cash flow	**24,4**	**40,2**
Decrease in short-term provisions	-10,7	-5,4
Loss from the disposal of fixed assets	0,1	0,4
Increase/decrease in inventories, trade accounts receivable and other assets	-10,2	8,8
Decrease in trade accounts payable and other liabilities	-14,1	-11,7
Cash and cash equivalents generated by operating activities	**-10,5**	**32,3**
Interest paid	-7,8	-7,1
Interest received	0,5	0,4
Income taxes paid and received	-0,4	-0,5
Net cash and cash equivalents from operating activities	**-18,2**	**25,1**
Cash flows from investing activities		
Expenditures for capital expenditures in intangible assets and property, plant and equipment	-9,8	-10,3
Other expenditures/repayments of financial assets	-0,6	0,5
Net cash and cash equivalents from investing activities	**-10,4**	**-9,8**
Cash flows from financing activities		
Payments for liabilities from finance leasing	-1,2	-0,8
Proceeds from borrowings	15,1	3,6
Net cash and cash equivalents from financing activities	**13,9**	**2,8**
Net decrease/increase in cash and cash equivalents	-14,7	18,1
Effect of exchange rate changes	-0,5	-0,3
Cash and cash equivalents at the beginning of period	41,8	20,1
Cash and cash equivalents at the end of period	**26,6**	**37,9**

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million Euros

	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2007/2008	6 Months 2007/2008	6 Months 2006/2007
	ESCADA Collection		ESCADA Sport		Accessories		Licenses		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	114,6	138,9	50,5	54,2	13,2	13,6	0,4	1,2	19,8	22,4			198,5	230,3	107,4	126,0	0,0	0,0	-10,1	-12,0	295,8	344,3
EBITDA	12,4	18,4	4,2	6,5	-2,4	-2,3	3,1	3,1	-1,2	0,2			16,1	25,9	3,2	11,7	0,0	0,0			19,3	37,6
Depreciation and amortization	5,8	4,2	2,2	1,9	0,8	0,7	0,2	0,1	0,9	0,8			9,9	7,7	2,2	2,2	0,0	0,0			12,1	9,9
EBIT before one-time expenses	6,6	14,2	2,0	4,6	-3,2	-3,0	2,9	3,0	-2,1	-0,6			6,2	18,2	1,0	9,5	0,0	0,0			7,2	27,7
One-time expenses											0,3	0,0	0,3	0,0	0,0	0,0	-1,4	0,0			-1,1	0,0
EBIT (after one-time expenses)	6,6	14,2	2,0	4,6	-3,2	-3,0	2,9	3,0	-2,1	-0,6	-0,3	0,0	5,9	18,2	1,0	9,5	1,4	0,0			8,3	27,7
Capital expenditures	5,3	5,8	1,2	1,1	0,2	0,5	0,0	0,0	0,1	0,8			6,8	8,2	3,0	2,1	0,0	0,0			9,8	10,3
Noncash expenditures	0,7	0,4	0,3	0,1	0,2	0,1	0,0	0,0	0,2	0,1			1,4	0,7	0,0	0,0	0,0	0,0			1,4	0,7
	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007
Assets	129,9	133,7	61,3	63,4	15,9	17,4	1,2	1,0	36,8	39,3	118,5	118,1	363,5	372,9	104,1	98,4	1,5	0,6	-53,1	-41,8	416,0	430,1
Liabilities	59,3	70,6	23,4	28,0	7,3	8,8	0,2	0,3	5,7	6,6	217,8	206,6	313,7	320,9	71,7	64,5	0,0	0,0	-48,2	-36,9	337,2	348,5

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million Euros

	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007	6 Months 2007/2008	6 Months 2006/2007
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	22,9	23,6	65,1	74,5	43,8	61,6	34,8	43,0	31,9	27,6			198,5	230,3	107,4	126,0	0,0	0,0	-10,1	-12,0	295,8	344,3
Capital expenditures	1,5	2,5	1,8	2,3	0,9	1,5	2,6	1,9					6,8	8,2	3,0	2,1	0,0	0,0	0,0	0,0	9,8	10,3
	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007			04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007	04/30/2008	10/31/2007
Assets	96,8	101,4	93,4	98,7	28,2	31,5	26,6	23,2			118,5	118,1	363,5	372,9	104,1	98,4	1,5	0,6	-53,1	-41,8	416,0	430,1

Notes on ESCADA Group per April 30, 2008

1. Accounting and reporting principles

The consolidated interim financial statement of ESCADA AG per April 30, 2008 were prepared like the consolidated interim financial statement per April 30, 2007 and consolidated annual financial statement per October 31, 2007, in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The rules and regulations under IAS 34 regarding interim reporting statements found particular application.

The reporting, valuation and consolidation methods applied are the same as those used in the consolidated interim financial statements as of April 30, 2007 and the consolidated annual financial statement as of October 31, 2007. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2007, where the principles applied are explained in all due detail.

The interim annual financial statements presented herewith were not reviewed by our independent auditors.

2. Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 42 fully consolidated companies. Newly added to the scope of consolidation through foundation is "ESCADA Trading (Shanghai) Limited, Shanghai, China".

3. Notes on related-party transactions

Members of the Board of Management and Supervisory Board as well as their relatives are deemed to be related parties. There were no related-party transactions in the period under review.

4. Share ownership and subscription rights of members of the governing boards

Share ownership of members of the governing boards (common stocks) per April 30, 2008:

Board of Management:

Jean-Marc Loubier	3,000
Beate Rapp	------
Markus Schürholz	2,000

Supervisory Board:

Rustam Aksenenko	4,512,453
Jean-Christophe Hocke	1,250
Claus Mingers	80,000

As of April 30, 2008, no portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

As of April 30, 2008, members of the Board of Management held no stock options (prior year: 0) and 73,333 stock appreciation rights (prior year: 65,000). Additionally, members of the management of Group companies held no stock options (prior year: 0) as well as 25,000 Stock Appreciation Rights (prior year:47,500). Other members of management held 30,000 stock options (prior year: 52,500) and 22,500 Stock Appreciation Rights (prior year: 5,000).

Financial calendar

Interim report, Nine Months 2007/2008	September 23, 2008
Preliminary Key Figures Fiscal Year 2007/2008	December 18, 2008

For further information

Investor Relations
Viona Brandt
ESCADA AG
Tel: 49 – 89 – 99 44 13 36
Fax: 49 – 89 – 99 44 16 50
Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and Business Press
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel: 49 – 54 04 – 91 92 0
Fax: 49 – 54 04 – 91 92 29
Mail: info@elsner-kommunikation.de

Contact for private shareholders
Mail: escada@aktionaersinfo.de

This report is also available in German.